SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2013

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2013, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 4 hereof to the “Recent Developments—KfW” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 5 to 7 hereof;

-	Exhibit (d) is hereby amended by adding the section “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 8 hereof to the “Recent Developments—The Federal Republic of Germany” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 8 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section; and

-	Exhibit (h) is hereby replaced by Exhibit (h) attached hereto to correct immaterial editorial errors.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 15, 2013 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On November 6, 2014, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.2517 (EUR 0.7989 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from August 2014 through October 2014, as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
August 2014	1.3436	1.3150
September 2014	1.3136	1.2628
October 2014	1.2812	1.2517

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

KfW’s Preliminary Results for the Nine Months Ended September 30, 2014

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW in accordance with IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2014.

The group’s total assets increased by 4.8%, or EUR 22.3 billion, from EUR 464.8 billion as of December 31, 2013 to EUR 487.1 billion as of September 30, 2014.

The group’s operating result before valuation and promotional activities amounted to EUR 1,544 million for the nine months ended September 30, 2014, compared with EUR 1,835(1) million for the corresponding period in 2013. The main driver for the group’s operating result before valuation and promotional activities was net interest income. The decline in the group’s operating result during the nine months ended September 30, 2014, compared to the corresponding period in 2013, was mainly attributable to the low interest rate environment and a flatter yield curve. The group’s operating result before valuation and promotional activities is before (i) risk provisions for the lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses related to promotional activities. These effects consisted mainly of the following:

•

Expenses for risk provisions for the lending business in an amount of EUR 109 million for the nine months ended September 30, 2014, compared with expenses in an amount of EUR 195 million for the corresponding period in 2013;

•

Positive effects in an amount of EUR 230 million as market values of securities and equity investments increased in the nine months ended September 30, 2014, compared with positive effects of EUR 46 million for the corresponding period in 2013;

•

Net charges in an amount of EUR 67 million for the nine months ended September 30, 2014, due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions for the nine months ended September 30, 2014, compared with net charges in an amount of EUR 58 million for the corresponding period in 2013(2), and

•	Expenses related to promotional activities in an amount of EUR 267 million for the nine months ended September 30, 2014, compared with EUR 422 million for the corresponding period in 2013.

The group’s consolidated result for the nine months ended September 30, 2014, amounted to EUR 1,272 million compared with EUR 923(1) million for the corresponding period in 2013. The figures for the nine months ended September 30, 2013 included additional charges in the amount of EUR 254 million attributable to KfW’s commitment to support the Federal Government’s strategy for the transition to a more sustainable energy set-up (Energiewende).

(1)	Figures for KfW Group’s consolidated result for the nine months ended September 30, 2013 have been adjusted to reflect the effects resulting from the adjustment of KfW’s accounting policies with respect to interest rate reductions. For more information, see “Notes—Accounting policies—Adjustments to prior-year figures due to changes in accounting policies,” included in Exhibit (e) to this annual report.

(2)	KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the nine months ended September 30, 2014 as compared with the same period in 2013.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Nine months ended September 30,
	2014	2013
	(EUR in millions)
Mittelstandsbank (SME bank)	14,401	17,285
Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and private client bank/credit institutions)	19,319	20,864
Export and project finance (KfW IPEX-Bank)	12,758	9,977
Promotion of developing and transition countries	3,364	2,588
of which KfW Entwicklungsbank	2,658	1,704
of which DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	706	884
Capital markets	932	458

Total promotional business volume (1) (2)	50,668	51,072

(1)	Total promotional business volume for the nine months ended September 30, 2014 has been adjusted for commitments of EUR 105 million compared to EUR 100 million for the corresponding period in 2013, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(2)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume decreased to EUR 50.7 billion for the nine months ended September 30, 2014, from EUR 51.1 billion for the corresponding period in 2013. This development was mainly driven by a decrease in commitments of KfW’s Mittelstandsbank and Kommunal- und Privatkundenbank/Kreditinstitute business sectors, which were only partly offset by an increase in commitments of KfW’s business sectors export and project finance and promotion of developing and transition countries.

Commitments in the Mittelstandsbank business sector decreased to EUR 14.4 billion for the nine months ended September 30, 2014, compared to EUR 17.3 billion for the corresponding period in 2013. This development was mainly driven by a decline in commitments under KfW’s environmental investment programs and general investment programs, which were only partly offset by higher commitments under KfW’s innovation programs.

Commitments in the business sector Kommunal- und Privatkundenbank/Kreditinstitute decreased to EUR 19.3 billion for the nine months ended September 30, 2014, from EUR 20.9 billion for the corresponding period in 2013. This development was mainly attributable to a decline in commitments under KfW’s infrastructure financing programs and to lower commitments for non-program-based global loans to other financial institutions in Germany and Europe.

Commitments in KfW’s export and project finance business sector for the nine months ended September 30, 2014, increased to EUR 12.8 billion from EUR 10.0 billion for the corresponding period in 2013. This development was mainly driven by a rise in commitments in the following business sectors of KfW IPEX-Bank: basic industries, maritime industries, aviation and rail and transport and social infrastructure.

Commitments related to KfW’s promotion of developing and transition countries business sector for the nine months ended September 30, 2014, increased to EUR 3.4 billion compared to EUR 2.6 billion for the corresponding period in 2013. This development was mainly attributable to higher commitments under KfW Entwicklungsbank’s financial cooperation development loans and financial cooperation promotional loans.

Commitments under KfW’s capital markets business sector for the nine months ended September 30, 2014, comprising investments in the ABS (asset-backed securities) and ABCP (asset-backed commercial paper) portfolio for promotional purposes, increased to EUR 932 million compared to EUR 458 million for the corresponding period in 2013.

Sources of Funds

The volume of funding raised in the capital markets in the ten months ended October 31, 2014 totaled EUR 47.9 billion, of which 50% was raised in euro, 33% in U.S. dollars and the remainder in 11 other currencies.

Capitalization and Indebtedness of KfW Group as of September 30, 2014

(EUR in millions)
Borrowings
Short-term funds	37,434
Bonds and other fixed-income securities	364,819
Other borrowings	27,210
Subordinated liabilities (1)	2,247

Total borrowings	431,710

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	7,197
Reserve from the ERP Special Fund	1,191
Retained earnings	9,877
Fund for general banking risks	400
Revaluation reserve	-443

Total equity	21,521

Total capitalization	453,231

(1)	Includes assets transferred from the ERP Special Fund in form of a subordinated loan of EUR 2,247 million.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of September 30, 2014, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(3)	Includes equity capital in form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 5,900 million.

The capitalization of KfW Group as of September 30, 2014 is not necessarily indicative of its capitalization to be recorded as of December 31, 2014.

The increase of EUR 1,008 million in total equity, which totaled EUR 21,521 million as of September 30, 2014, compared to EUR 20,513 million as of December 31, 2013, mainly reflected (i) an increase of EUR 62 million of revaluation reserves due to valuation profits recognized directly in equity relating to “available-for-sale financial assets,” (ii) a decrease of EUR 327 million of revaluation reserves due to valuation losses recognized directly in equity relating to provisions for pensions and (iii) KfW Group’s consolidated result of EUR 1,272 million for the nine months ended September 30, 2014.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the German Banking Act (Kreditwesengesetz, “KWG”) and the European Union Capital Requirements Regulation (“CRR”) requiring banks to have adequate own funds (Eigenmittel) for the conduct of their business will apply to KfW by analogy with effect from January 1, 2016. KfW, however, already calculates capital ratios prescribed by these rules on a voluntary basis for internal purposes. KfW applies all material rules in calculating these ratios, with slight modifications for KfW’s promotional core business. According to the calculations based on the results for the nine months ended September 30, 2014, as of September 30, 2014, KfW’s total capital ratio according to article 92 of the CRR amounted to 15% (December 31, 2013: 22.3%). For the same period, its Tier 1 capital ratio amounted to 14% (December 31, 2013: 20.6%). The decrease in capital ratios compared to year-end 2013 is attributable to the first-time voluntary application of a different calculation methodology, resulting from the transition to the Basel III supervisory regime and from a change in the relevant accounting standard for calculating these ratios from the German Commercial Code (Handelsgesetzbuch) to IFRS.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2013	0.8	0.0
3rd quarter 2013	0.3	0.3
4th quarter 2013	0.4	1.1
1st quarter 2014	0.7	2.3
2nd quarter 2014	-0.2	1.2

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product decreased by 0.2% after price, seasonal and calendar adjustments in the second quarter of 2014 compared to the first quarter of 2014. This decline followed a period of extremely mild weather at the beginning of the year, which had contributed to the high growth in the first quarter of 2014. In a quarter-on-quarter comparison, the increase in exports was smaller than the increase in imports, so that the balance of exports and imports had a negative effect on the German economic development. Also, capital formation, especially in construction, fell markedly. However, both households and government consumed slightly more than in the first quarter of 2014.

In a year-on-year comparison, economic growth lost momentum but continued to grow. GDP in the second quarter of 2014 increased by 1.2% in price- and calendar-adjusted terms compared to the second quarter of 2013.

These GDP results are based on a revised statistical methodology that has been applied for the first time. The revision was required to implement the European System of Accounts in the version of 2010 (“ESA 2010”). The ESA 2010 defines for the entire European Union what concepts, definitions and accounting rules have to be applied in compiling national accounts to make the data comparable at an international level.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 2nd quarter of 2014, press release of September 1, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/09/PE14_306_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
September 2013	0.0	1.4
October 2013	-0.2	1.2
November 2013	0.2	1.3
December 2013	0.4	1.4
January 2014	-0.6	1.3
February 2014	0.5	1.2
March 2014	0.3	1.0
April 2014	-0.2	1.3
May 2014	-0.1	0.9
June 2014	0.3	1.0
July 2014	0.3	0.8
August 2014	0.0	0.8
September 2014	0.0	0.8

In September 2014, consumer prices in Germany rose by 0.8% compared to September 2013. As with the previous two months, this marked the lowest year-on-year rate of price increase since February 2010.

The low inflation rate in September 2014 was due mainly to a 2.2% decrease in energy prices from September 2013 to September 2014. Most notably, prices for mineral oil products were down 5.1% compared to the corresponding period in 2013. Excluding the prices of mineral oil products, the inflation rate in September 2014 compared to September 2013 would have been 1.2%. In addition, prices for solid fuels and charges for central and district heating decreased by 2.0% and 1.4%, respectively, while prices for electricity rose by 1.8%.

Food prices increased by 0.9% in September 2014 compared to September 2013, while total goods prices experienced a below-average increase of 0.3% during the same period. At 1.5% higher year-on-year, service prices saw an above-average rise in September 2014, due mainly to a 1.4% increase in net rents exclusive of heating expenses.

Compared with August 2014, the consumer price index in September 2014 remained unchanged. Due especially to seasonal factors, prices for clothing and footwear increased by 5.3%, while the prices for air tickets and package holidays decreased by 5.1% and 10.5%, respectively. Prices for food increased by 0.3% compared to August 2014. Energy prices increased by 0.1% from August 2014 to September 2014.

Source: Statistisches Bundesamt, Consumer prices in September 2014: +0.8% on September 2013, press release of October 15, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/10/PE14_361_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
September 2013	5.1	5.2
October 2013	5.1	5.2
November 2013	5.0	5.2
December 2013	5.0	5.2
January 2014	5.6	5.2
February 2014	5.5	5.1
March 2014	5.5	5.1
April 2014	5.2	5.1
May 2014	4.8	5.1
June 2014	4.9	5.1
July 2014	4.7	5.1
August 2014	5.0	5.0
September 2014	4.9	5.0

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 387,000 persons, or 0.9%, from September 2013 to September 2014. Compared to August 2014, the number of employed persons in September 2014 increased by approximately 19,000, after adjustment for seasonal fluctuations.

In September 2014, the number of unemployed persons decreased by approximately 108,000, or 5.0%, compared to September 2013. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in September 2014 decreased by 0.5% to 2.14 million compared to August 2014.

Sources: Statistisches Bundesamt, Employment up again in September 2014, press release of October 30, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/10/PE14_378_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to September 2014	January to September 2013
Trade in goods, including supplementary trade items	169.5	156.5
Services	-34.0	-40.8
Primary income	42.7	46.4
Secondary income	-29.9	-32.2

Current account	148.3	129.9

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in September 2014: +8.5% on September 2013, press release of November 7, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/11/PE14_389_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to the excessive deficit procedure notification table published by Eurostat in October 2014, the Federal Government forecasts that the German general government surplus for full year 2014 will be 0.2% of GDP. The general government gross debt ratio is forecast to be 73.8% as of December 31, 2014, a decrease from 76.9% as of December 31, 2013.

Source: Eurostat, EDP Notification Tables, October 2014, Germany (http://epp.eurostat.ec.europa.eu/portal/page/portal/government_finance_statistics/documents/DE-2014-10.pdf).

Other Recent Developments

Financial System

On October 26, 2014, the European Central Bank published the results of a comprehensive assessment of the 130 largest banks in the euro area as of December 31, 2013. The comprehensive assessment, which consisted of an asset quality review (“AQR”) and a forward-looking stress test, found an aggregate capital shortfall of EUR 25 billion at 25 banks. Twelve banks have already covered their shortfall by raising an aggregate of EUR 15 billion until October 26, 2014; the remaining thirteen banks will have up to nine months to cover the capital shortfall. The AQR, which examined whether assets were properly valued on banks’ balance sheets as of December 31, 2013, found that the carrying values of banks’ assets needed to be adjusted by an aggregate of EUR 48 billion.

Sources: European Central Bank, ECB’s in-depth review shows banks need to take further action, press release of October 26, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr141026.en.html); European Central Bank, Aggregate report on the comprehensive assessment, October 2014 (http://www.ecb.europa.eu/pub/pdf/other/aggregatereportonthecomprehensiveassessment201410.en.pdf).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ DR FRANK CZICHOWSKI

Name: Dr Frank Czichowski
Title: Senior Vice President and Treasurer

By:	/S/ CHRISTOPH BECKER

Name: Christoph Becker
Title: Senior Manager

Date: November 7, 2014